Exhibit 99.13

ImmunoPrecise’s Talem Therapeutics Enters into an LOI with AgonOx Pharma in the Advancement of Novel, Immuno-Oncology Therapeutics

VICTORIA, Sept. 24, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF), an industry leader in the discovery of novel, therapeutic antibodies, announces that Talem Therapeutics, its wholly-owned subsidiary, has entered into an LOI to form a Joint Venture as it partners in the continued development of antibody therapeutics to target T cell mediated anti-tumor activity, with AgonOx, a clinical-stage biopharma company. AgonOx specializes in identifying and developing immuno-oncology therapeutics.

AgonOx’s approach to target discovery begins with genomic and proteomic analyses of tumor-infiltrating lymphocytes isolated from human tumor biopsies. Candidates are further validated in the laboratory by utilizing an array of in vitro and in vivo systems. The partnership with Talem is addressing targets involved in T cell mediated anti-cancer activity, with therapeutics that, in preliminary, in vivo-validated animal models of established tumors, have demonstrated significant tumor reduction.

This partnership will advance two of AgonOx’s top 10 candidates to emerge from its translational science platform focused on modulation of the tumor microenvironment and, if commercialized, may result in approximately $720 million USD comprised of licensing fees, as well as development and commercial milestones in addition to royalties on worldwide sales.

Andrew Weinberg, President and CSO of AgonOx, stated “Collaborating with Talem strengthens our efforts to develop immuno-oncology drug candidates by leveraging IPA’s ability to address challenging targets, with the deep mining of the immune repertoire in a species agnostic manner. This LOI supports AgonOx’s mission of discovering and delivering science that can change the standard of care for patients with cancer. ImmunoPrecise has first-rate scientists that we hope to work with for years to come.”

Talem will leverage the internal development capabilities of ImmunoPrecise, including high throughput, rapid identification of candidates through single cell interrogation, as well as accessing synthetic and natural immune phage libraries, and its bispecific platform, AbthenaTM. All of these technologies integrate seamlessly with IPA’s integrated ArtemisTM Intelligence Metadata (AIM)TM capabilities to enable rapid turnaround on additional outputs in therapeutic optimization, stability, affinity, and manufacturability.

Both companies will aid in the functional analyses of the candidates, while AgonOx also pulls from its experience in pre-clinical and clinical development, built, in part, on access to physicians and relevant samples through their alignment with the Earl A. Chiles Research Institute at the Providence Cancer Institute.

“We look forward to advancing the development of these candidates toward an Investigational New Drug filing. AgonOx has extensive expertise in validating the expression and function of biologically relevant immuno-oncology targets” said Jennifer Bath, CEO of ImmunoPrecise. “We see significant advantages from Talem and AgonOx leadership sharing knowledge across antibody discovery, development, pre-clinical and clinical trials. This partnership will enhance the companies’ pipelines of novel, monoclonal antibodies that could transform the standard of care for patients with advanced cancers.”

About AgonOx

AgonOx, Inc. is a spin-off company from the Providence Cancer Institute located in Portland, Oregon, developing immune system modulators for use in cancer therapy. T-cell modulation has improved outcomes in several indications and AgonOx works to expand this benefit with novel agents and combination therapies. The founders of AgonOx were the first to identify and develop anti-OX40 as a cancer therapy and, along with the Providence Cancer Institute, brought the first OX40 agent into clinical trials. Utilizing bioinformatics and in vitro and in vivo assay systems, AgonOx has identified novel immune-related pathways and develops new targets to generate future therapies for cancer patients.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell Select progressive, single-cell interrogation technology and the DeepDisplayTM custom phage libraries, as well as the AbthenaTM bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:45e 24-SEP-19